EXHIBIT 8.2

December 12, 2005

Board of Directors

United Community Bancorp

92 Walnut Street

Lawrenceburg, Indiana 47025

Re:	Certain Indiana Income Tax Consequences of the Reorganization of United Community Bank from Mutual Savings Bank into the Mutual Holding Company Structure

Dear Board Members:

In accordance with your request, we render our opinion relating to certain Indiana income tax consequences of the proposed transactions (collectively, the “Reorganization”), more fully described below, pursuant to which United Community Bank (the “Bank”), a federally-chartered mutual savings bank, will reorganize into the federally-chartered mutual holding company structure. As used in this letter, the “Mutual Bank” refers to the Bank before the Reorganization and the “Stock Bank” refers to the Bank after the Reorganization. All other capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan of Reorganization.

In connection with the opinions expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of the Plan of Reorganization, the Prospectus and of such corporate records of the parties to the Reorganization as we have deemed appropriate. We have also relied, without independent verification, upon the factual representations of the Bank included in a Certificate of Representations. We have assumed that such representations are true and that the parties to the Reorganization will act in accordance with the Plan of Reorganization. We express no opinion concerning the effects, if any, of variations from the foregoing.

Our opinion is based upon the assumption that the Reorganization will be consummated strictly in accordance with applicable laws and regulations, the terms and conditions of the Plan of Reorganization adopted by the Board of Directors of the Mutual Bank on September 22, 2005, and amended and restated on December 8, 2005, and the facts, assumptions and Representations set forth or referred to herein, and that such facts, assumptions and Representations are accurate as of the date hereof and will be accurate at the time of the Reorganization. Our understanding of the facts, our opinion and the limitations on our opinion are detailed below.

Statement of Facts

The Reorganization will be effected, pursuant to the Plan of Reorganization, as follows:

(i)	Mutual Bank will organize an interim federal stock savings bank as a wholly-owned subsidiary (“Interim One”);

(ii)	Interim One will organize a federal stock corporation as a wholly-owned subsidiary (“United Community Bancorp”);

(iii)	Interim One will organize an interim federal savings bank as a wholly-owned subsidiary (“Interim Two”);

(iv)	The Mutual Bank will convert its charter to a federal stock savings bank charter to become the Stock Bank (the “Conversion”) and Interim One will convert its charter into a federal mutual holding company charter to become the “Mutual Holding Company”;

(v)	Sequentially with step (iv), Interim Two will merge with and into the Stock Bank with the Stock Bank as the resulting institution;

(vi)	100% of the issued stock of the Stock Bank will be transferred to the Mutual Holding Company in exchange for the membership interests in the Mutual Bank that are conveyed to the Mutual Holding Company (the “Exchange”);

(vii)	The Mutual Holding Company will transfer 100% of the issued common stock of the Stock Bank to United Community Bancorp in a capital distribution; and

(viii)	United Community Bancorp will issue a majority of its common stock to the Mutual Holding Company.

Simultaneously with the Reorganization, United Community Bancorp will offer to sell additional shares of its common stock pursuant to the Plan of Reorganization, with priority subscription rights granted in descending order as follows:

(i)	To depositors of the Bank with deposits having an aggregate account balance of at least fifty dollars on August 31, 2004 (“Eligible Account Holders”);

(ii)	To the Bank’s employee stock ownership plan;

(iii)	to depositors of the Bank with deposits having an aggregate account balance of at least fifty dollars on the last day of the calendar quarter preceding the Office of Thrift Supervision’s approval of the Reorganization (“Supplemental Eligible Account Holders”);

(iv)	To certain other depositors of the Bank who do not already have subscription rights pursuant to (i) through (iii), above (“Other Members”); and

(v)	The general public.

Opinion

You have provided us with a copy of the federal income tax opinion of the proposed transaction prepared by Muldoon Murphy & Aguggia LLP, dated ___________ (the “Federal Tax Opinion”) in which they have opined, inter alia, that the Reorganization will be a transaction described in Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, (the “Code”) and that the Exchange will be a transaction described in Code Section 351.

Our opinion regarding certain Indiana income tax consequences is based on and adopts the facts, assumptions and conclusions as set forth in and incorporates the capitalized terms contained in the Federal Tax Opinion. Our opinion on certain Indiana income tax consequences assumes that the final federal income tax consequences of the proposed transaction will be those outlined in the Federal Tax Opinion.

In issuing the opinions set forth below, we have referred primarily to existing provisions of Article 5.5, Taxation of Financial Institutions of the Indiana Code and Indiana’s uniformity with the federal Internal Revenue Code defined in IC 6-5.5-1-11, which refers to IC 6-3-1-11, meaning the Internal Revenue Code of 1986 as amended and in effect on January 1, 2005. Such laws and regulations are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

Based upon the above information, we render the following opinions with respect to certain Indiana income tax consequences of the Reorganization.

(1)	Neither the Mutual Bank nor the Stock Bank will be subject to any Indiana income tax liability as a result of the Conversion.

(2)	No gain or loss will be recognized by the Mutual Bank’s members upon their constructive receipt of shares of the Stock Bank common stock, pursuant to the Conversion, solely in exchange for their mutual ownership interest (i.e., liquidation and voting rights) in the Mutual Bank.

(3)	No gain or loss will be recognized by the members of the Mutual Bank on the issuance to them of deposits in the Stock Bank in the same dollar amount and upon the same terms as their deposits in the Mutual Bank.

(4)	The Stock Bank’s initial shareholders (the former Mutual Bank members) will recognize no gain or loss upon the constructive transfer to the Mutual Holding Company of the shares of the Stock Bank they constructively received in the Conversion solely in exchange for mutual ownership interests (i.e., liquidation and voting rights) in the Mutual Holding Company.

(5)	The Mutual Holding Company will recognize no gain or loss upon its receipt of the common stock of the Stock Bank in exchange for mutual ownership interests in the Mutual Bank.

(6)	United Community Bank will recognize no gain or loss upon its receipt of 100% of the common stock of the Stock Bank from the Mutual Holding Company.

(7)	The Mutual Holding Company will recognize no gain or loss upon its transfer of 100% of the common stock of the Stock Bank to United Community Bancorp.

(8)	Gain realized, if any, by the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members on the distribution to them of non-transferable subscription rights to purchase shares of common stock of United Community Bancorp (the “Subscription Rights”) will be recognized but only in an amount not in excess of the fair market value of the Subscription Rights. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not realize any taxable income as a result of the exercise by them of the Subscription Rights. We express no opinion on the value of the Subscription Rights.

(9)	It is more likely than not that the tax basis to the holders of shares of common stock purchased in the Reorganization pursuant to the exercise of the Subscription Rights will be the amount paid therefore plus the fair market value of the Subscription Rights, if any, and that the holding period for such shares of common stock will begin on the date of completion of the Reorganization.

(10)	The holding period for shares of common stock purchased in the community offering or syndicated community offering will begin on the day following the date of purchase.

The above opinions are effective to the extent that the Mutual Bank is solvent. No opinion is expressed about the tax treatment of the transaction if the Mutual Bank is insolvent. Whether or not the Mutual Bank is solvent will be determined at the end of the taxable year in which the transaction is consummated.

Analysis and Discussion

Under Indiana Code Title 6, Article 5.5, Chapter 1, Sec. 17. (a), “Taxpayer” means a corporation that is transacting the business of a financial institution in Indiana, including any of the following:

(1)	A holding company.

(2)	A regulated financial corporation.

(3)	A subsidiary of a holding company or regulated financial corporation.

(4)	Any other corporation organized under the laws of the United States, this state, another taxing jurisdiction, or a foreign government that is carrying on the business of a financial institution.

The Bank is a financial institution because it is a corporation that is carrying on the business of a financial institution and is chartered or qualified to do business in Indiana.

Indiana uses federal taxable income, as defined in Section 63 of the Internal Revenue Code, as the starting point for its computation of the tax base for the financial institution tax, IC 6-5.5-1-2. Federal taxable income is the income that a taxpayer reports on its federal income tax return filed with the Internal Revenue Service. Indiana taxes financial institutions on their federal taxable income after certain adjustments, IC 6-5.5-1-2. The adjustments are enumerated in IC 6-5.5-1-2. There are no Indiana provisions that modify federal taxable income due to a tax-free reorganization pursuant to Code Section 368(a)(1)(F). Therefore, the Reorganization should be treated as a tax-free reorganization for the Mutual Bank and the Stock Bank since Indiana follows the federal tax-free treatment of reorganizations pursuant to Code Section 368(a)(1)(F) by incorporating the federal provisions by reference in its statutes.

Since Indiana follows the federal tax treatment under Code Section 1032(a), no gain or loss will be recognized for Indiana tax purposes by the Mutual Holding Company upon its receipt of 100% of the common stock of the Stock Bank in exchange for mutual ownership interests in the Mutual Bank pursuant to the Reorganization. Similarly, and for the same reasons, no gain or loss will be recognized for Indiana tax purposes by United Community Bank on its receipt of 100% of the common stock of the Stock Bank from the Mutual Holding Company. In addition, no gain or loss will be recognized by the Mutual Holding Company upon its transfer of 100% of the common stock of the Stock Bank to United Community Bank.

Indiana uses the individual’s federal adjusted gross income, as defined in Section 62 of the Internal Revenue Code, subject to modifications as its starting point for calculating Indiana personal income tax, IC 6-3-1-3.5. Like the corporate income tax, there are no provisions that modify an individual’s tax treatment when such individual is treated as receiving stock of a corporation that is a party to a reorganization under Code Section 368(b) (such as the Stock Bank) in an exchange pursuant to Code Section 354 or when such individual exchanges property for other property in an exchange pursuant to Code Section 1001.

Gain or loss, if any, should be realized by the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members upon the constructive issuance to them of deposit accounts in the Stock Bank and interests in the liquidation accounts of the Stock Bank and on the distribution to them of the Subscription Rights to purchase United Community Bank common stock. Any such gain should be recognized by the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, but only in an amount not in excess of the fair market value of the subscription rights received,

Limitations of Opinion

Our opinion is based upon Indiana tax authorities currently in effect, which authorities are subject to modification or challenge at any time and perhaps with retroactive effect. Any future amendment to the Indiana Code, the regulations thereunder, or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Indiana Department of Revenue (the “Department”), and the Department could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Department would not prevail in a judicial proceeding, although we believe that the position expressed in our opinion would prevail if the matters are challenged.

Our opinion is expressed only as to the matters we expressly set forth, and no opinion should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address. Further, no opinion is expressed under the provisions of any of the other sections of the Indiana Code and Income Tax Regulations which may also be applicable thereto, or to the tax treatments of any conditions existing at the time of, or effects resulting from, the Reorganization which are not specifically covered by the opinions set forth above.

If any fact, assumption or representation contained in this opinion letter, the Representations or in the Federal Tax Opinion changes to alter the federal tax treatment, it is imperative that we be notified in order to determine the effect on the Indiana income tax consequences, if any.

This opinion is given solely for the benefit of the Bank, the Mutual Holding Company, the shareholders of the Bank and Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who purchase pursuant to the Plan of Reorganization, and may not be relied upon by any other party or referred to in any document without our express written consent. We consent to the filing of this opinion as an exhibit to the Forms MHC-l, MHC-2 and H-(e)1-S filed with the Office of Thrift Supervision and as an exhibit to the registration statement on Form S-1 filed with the Securities and Exchange Commission in connection with the Reorganization, and to the reference thereto in the Prospectus included in the registration statement on Form S-1 under the headings “The Reorganization and Stock Offering—Material Income Tax Consequences” and “Legal and Tax Opinions.”

Very Truly Yours,

Clark, Schaefer, Hackett & Co.